Securities and Exchange Commission

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          FIELDS AIRCRAFT SPARES, INC.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                    316572106
                                 (CUSIP Number)

                                F. Mark Kuhlmann
                          McDonnell Douglas Corporation
                               Post Office Box 516
                            St. Louis, MO 63166-0516
                                  314-232-0232
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  April 4, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        [ ]

Check the following box if a fee is being paid with this statement.          [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                   Page 1 of 4

CUSIP NUMBER: 316572106                                        PAGE 2 OF 4 PAGES

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1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  McDonnell Douglas Corporation,  43-0400674
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)
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3)       SEC Use Only
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4)       Source of Funds (See Instructions)                                 00*
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)                                                              [X]
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6)       Citizenship or Place of Organization                                MD
-------------------------------------------------- -----------------------------

   Number of                        7)      Sole Voting Power          564,194**
    Shares                 _____________________________________________________
 Beneficially
   Owned by                         8)      Shared Voting Power
Each Reporting             _____________________________________________________
 Person With
                                    9)      Sole Dispositive Power     564,194**
                           -----------------------------------------------------

                                    10)     Shared Dispositive Power
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person  564,194**
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                          [ ]
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)              30.1%**
--------------------------------------------------------------------------------

CUSIP NUMBER: 316572106                                        PAGE 3 OF 4 PAGES

14)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------

* Beneficial ownership in Issuer was acquired by Filer in exchange for certain debt owed to Filer by a subsidiary of Issuer.

** Filer previously owned 586,862 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of Fields Aircraft Spares Incorporated, a wholly-owned subsidiary of the Issuer. Filer received 25% of the outstanding common shares of Issuer on a fully diluted basis upon conversion of the Preferred Stock. As required under certain agreements with Issuer, this conversion to common shares of the Issuer occurred within 10 days following the date on which the common shares were approved for quotation on, and were quoted for trading on, the Nasdaq Stock Market as a SmallCap market security. The numbers shown on lines 7, 9 and 11 represent the number of common shares in the Issuer the Filer obtained upon conversion. The percentage ownership on line 13 assumes that none of the outstanding warrants or options to acquire Issuer's common stock held by third parties have been exercised by the date of this Schedule 13D amendment, and is calculated to the best of Filer's knowledge based on the number of common shares and warrants or options to acquire common shares outstanding as reported in Issuer's most recently available filings with the Securities and Exchange Commission.

         This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") and Amendment No. 1 thereto, relating to the common stock, $.05 par value per share, of Fields Aircraft Spares, Inc., a Utah corporation, previously filed by McDonnell Douglas Corporation (the "Filer").


     1. Paragraphs (a) and (b) of Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," are hereby amended and restated to provide in their entirety as follows:

         (a) The aggregate number and percentage of the class of the Issuer's common shares beneficially owned by the reporting person is as follows:

                       NUMBER OF             NUMBER OF
                       SHARES OWNED          SHARES
                       PURSUANT TO           BENEFICIALLY          PERCENTAGE OF
REPORTING PERSON       OPTIONS               OWNED                 CLASS
--------------------------------------------------------------------------------
Filer                    -0-                 564,194*                 30.1%*

* As of the date of this Schedule 13D, Filer owns 25% of the outstanding common shares of Issuer on a fully diluted basis. The percentage of class assumes that none of the outstanding options to acquire Issuer's common stock held by third parties have been exercised. The percentage of class shown is calculated to the best of Filer's knowledge based on the number of common shares and options to acquire common shares outstanding as reported in Issuer's most recently available filings with the Securities and Exchange Commission.

CUSIP NUMBER: 316572106                                        PAGE 4 OF 4 PAGES

         The reporting person filing this Schedule does not comprise a group with any other person.

         (b) Subject to the Voting Agreement filed as Exhibit C to Schedule 13D and the Securities Exchange Agreement filed as Exhibit E to Schedule 13D, the Filer has the sole power to vote and/or dispose of 564,194 shares.


     2. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 7, 1997

                                            McDONNELL DOUGLAS CORPORATION


                                           By: /s/ F. Mark Kuhlmann
                                               --------------------------------
                                               Name:   F. Mark Kuhlmann
                                               Title:  Senior Vice President
                                                       and General Counsel